Exhibit 99.28

01QU6A AUSTPRO ENERGY CORPORATION Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 a.m., (Pacific Time), on June 21, 2021. Fold Form of Proxy - Annual General and Special Meeting to be held on June 23, 2021

Appointment of Proxyholder

I/We being holder(s) of securities of Austpro Energy Corporation (the "Corporation") hereby appoint: Scott Ackerman, or failing this person, Doug McFaul (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. ☐

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held at 1600 – 609 Granville Street, Vancouver, BC, on June 23, 2021 at 10:00 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

To Set the Number of Directors at Three (3) prior to the qualifying transaction with DeFi Ventures Inc., as more particularly described in the attached Information Circular.

For	
☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Scott Ackerman	☐	☐	02. Doug McFaul	☐	☐	03. Brent Ackerman	☐	☐

Fold

3. Number of Directors

To Set the Number of Directors at **four (4) conditional on and** following completion of the qualifying transaction with DeFi Ventures Inc., as more particularly described in the attached Information Circular

For	
☐	☐

4. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ben Samaroo	☐	☐	02. Sean Clark	☐	☐	03. Dean Sutton	☐	☐
04. Mark Binns	☐	☐						

5. Appointment of Auditors

Appointment of Davidson & Company LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For	
☐	☐

6. Stock Option Plan

To re-approve the stock option plan.

For	
☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date MM / DD / YY

AUPQ 319111

01QU7A